Horwitz & Cron, LP
Attorneys at Law

4 Venture Plaza, Suite 390
Irvine, California 92618
Telephone (949) 450-4942
Facsimile (949) 453-8774

August 25, 2010

Maryse Mills-Apenteng, Esq.
Special Counsel
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20546

RE:	Game Plan Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-160730

Dear Ms. Mills-Apenteng:

Thank you for your August 5, 2010 correspondence to the Amendment No. 3 to Registration Statement for Game Plan Holdings, Inc. (the “Company”). The following is in response to your August 5, 2010 correspondence.  Underlined verbiage below constitutes your comments and our client’s responses are in regular type. Plese note that we have simultaneously filed Amendment No. 4 to the Company’s Registration Statement.

Risk Factors

“We may be unable to increase or maintain our advertising revenues, which could reduce our profits, page 6”

1.
We note that in response to prior comment 17 you deleted the reference to advertising inventory, though you continue to refer to advertising inventory in the text of this risk factor.  Please advise or revise to describe what is meant by advertising inventory.

We have deleted all references to advertising inventory and have revised this risk factor to more clearly explain the risks associated with reliance upon advertising revenue.  The following is the revised risk factor as it now appears in the Registration Statement.

While there is no assurance, we intend to pursue advertising revenues from the sale of display advertisements on our websites. Our ability to attract or maintain advertising revenue from each of these potential sources is largely dependent upon the number of members actively using our services and the traffic generated on our websites. We may have to increase user engagement with our services in order to increase our advertising revenues. In addition, Internet advertising techniques are evolving, and if our technology and advertisement serving techniques do not evolve to meet the needs of advertisers, our advertising revenue would decline. Changes in our business model could also cause a decrease in our advertising revenue. From time to time we may undertake initiatives that we believe will increase our advertising revenues but may result instead in decreased advertising revenues. In addition, our advertising revenue may fluctuate, and may fluctuate in the future, due to changes in the online advertising market, including extreme fluctuations in online advertising spending patterns and advertising rates. In addition, Internet advertisements are reportedly becoming a means to distribute viruses over the Internet. If this practice becomes more prevalent, it could result in consumers becoming less inclined to click through online advertisements, which could adversely affect the demand for Internet advertising. We do not have any long-term agreements with advertisers. However, once such relationships are established with our future advertisers, any termination, change or decrease in our advertising relationships could have a material adverse affect on our revenues and profitability. If we do initiate, maintain in the future or increase advertising revenues, our business, results of operations and financial conditions will be materially adversely affected.  There is no assurance that our business model will ever attract any advertising or that if advertises initially place advertisements on our website, that such advertisers will achieve the results they expect from advertising expenditures.

Ms. Mills-Apenteng
Securities and Exchange Commission
August 25, 2010

Determination of Offering Price, page 12

2.
Referring to the first and second sentences of this section, please revise your disclosure to delete from the first sentence the phrase beginning with “consequently the actual price…” to the end of that sentence, and the second sentence in its entirety, since this language is inconsistent with the terms of your offering.  Please include in this section an initial statement indicating that there is no established public trading market for your common stock and that the price of the offering does not reflect a market price.  Further, it appears that you should include a discussion of the material factors considered in establishing the sale prices in the four transactions your reference since the offering price is apparently based on those prices.  Please revise accordingly.

We have revised the referenced paragraph to now read as follows:

There is no public trading market for our stock and as a result, any determination of offering price does not reflect a market price. Further, the few recent transactions in our securities provide limited information in determining an offering price.  All shares being offered will be sold by existing shareholders without our involvement. We have set the price for purposes of this Registration Statement at $.50 per share. This price is based upon the following factors: (i) in February and March, 2008, 600,000 shares were sold by us  to three different investors, in arms length transactions at prices ranging from $.50 to $.83 per share; (ii) in December, 2008, we issued issued 1.3 million stock options to our President, Chief Financial Officer and certain key vendors at an exercise price of $.50.  The per share prices used in the 600,000 shares sold to certain investors was determined through discussion with potential investors in determining a price that they would be interested in paying per share. The options issued to our officers were based upon the price paid for stock in 2008.  These are the only transactions that have taken place with our shares of stock since February, 2008.

Selling Shareholders, page 13

3.
We note your revisions in response to prior comment 14; however, it does not appear that you have responded to our request to discuss the transactions pursuant to which the shareholders obtained their shares.  Please include here a discussion of the material terms of the transactions in which the shareholders obtained their shares.  To the extent there were a limited number of transactions in which the shares were issued, consider adding a separate footnote describing the material terms of each transaction and identifying each person involved in that transaction by the corresponding footnote.  Your disclosure should make clear the number of shares obtained in each transaction for any shareholder involved in two or more transactions.

We have included a discussion of the material terms of the transactions in the Selling Shareholder section of the Registration Statement.  Next to the name of each of the Selling Shareholders, we added the corresponding transaction number to identify how each of the Selling Shareholders obtained their shares.

4.
In addition, it appears that you have been provided with management consulting services by three of the shareholders during the quarter ended March 13, 2010, and in the past years, and that you provided a loan to a relative of a shareholder, though these relationships are not disclosed.  Refer to Note 8 of the Financial Statements.  Please revise this section to identify the selling shareholders and to disclose these material relationships.

Please see the revised Selling Shareholder Section in the Registration Statement. Concepcion Mabanta, mother of our Chief Financial Officer Ms. Christina Mabanta-Hazzard, was the only selling shareholder who was paid for consulting services.  In 2007, she was paid $38,000 and in 2008, she was paid $1,125 for consulting services rendered to the Company.  We loaned Concepcion Mabanta’s brother-in-law, Ramon Mabanta, $1,246.

Ms. Mills-Apenteng
Securities and Exchange Commission
August 25, 2010

Description of Business

In General, page 17

5.
We refer to the revisions made in response to prior comment 5.  Please revise to provide a brief description of the nature of your ownership interest in the property identified as your executive office space.  See Item 102 or Regulations S-K.

The office is in a residential house owned by Fauscom Investment Ltd.  Fauscom Investment Ltd. is a shareholder of the Company.  Concepcion Mabanta, the mother of Christina Mabanta-Hazzard, an officer and director of the company, has a controlling interest in Fauscom Investment Ltd. We have revised the disclosure accordingly.

Our Strategy, page 19

6.
We note that in response to prior comment 16 you have removed language relating to your intended “Interactive Streaming Sport Talk Radio.”  With regard to the other improvements you intend to make to your websites discussed in this section, please provide a timeline and/or describe the status of the enhancements and additional services.

We have provided an additional disclosure in this section which provides specific dates for implementation and/or a status update as to our progress.

Report of Independent Registered Public Accounting Firm, page F-1

7.
Each amendment containing audited financial statements must include the signed Report of the Independent Registered Public Accounting Firm.  Further, the Consent of the Independent Registered Public Accounting Firm should be filed as an exhibit to the filing and not within the body of the filing itself.  Amend accordingly.

We have included, as an exhibit, an updated Report of the Independent Registered Public Accounting Firm for this Amendment 4 to the Form S-1 Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for Period Ending December 31, 2008 through the quarter ending March 31, 2010 page 29

8.
We refer to your revisions made in response to prior comment 20.  You state that there have been no material year-to-year changes in any of your financial statements for the period ending December 31, 2008 through the quarter ending March 31, 2010.  We note, however, that your operating expenses increased by more than 10% during the period ending December 31, 2009.  Please revise to provide a narrative discussion for the change in your operating expenses for this period.

We have revised the section as follows:

For the period ending December 31, 2008, through the quarter ending June 30, 2010, our operating expenses increased from $182,632 to $211,081.   Our general and administrative expenses increased due to an increase in accounting fees and our dues and subscriptions.  Our accounting fees increased due to our efforts to become a public company.  Our dues and subscriptions increased due to us contracting with STATS, Inc.  STATS, Inc. is now providing real-time sporting news and scores on Hazzsports.com, which we believe has increased traffic on the website.  Our computer and website expenses increased due to the hosting and creation of TotalScourt.com.  Our officer wages increased due to an increase in salary of Mr. Chuck Hazzard, our Chief Executive Officer.  Other than the aforementioned increase in our operating expenses, there have not been any material year-to-year changes in any of the financial statements.

Ms. Mills-Apenteng
Securities and Exchange Commission
August 25, 2010

Liquidity and Capital Resources, page 29

9.
We refer to your revisions made in response to prior comment 22.  Please revise to provide quantitative estimates of your anticipated capital expenditures over the next 12 months.  In providing the disclosure, please take into account your growth plan described under the subcaption “Our Strategy” as well as the additional expenses you will incur upon becoming a public company.

We have included the following additional disclosure in the referenced section:

We anticipate that as our website development and associated marketing plans increase, our development expenditures will be approximately $25,000 per calendar quarter. We further anticipate that the increased audit and legal expenses arising from our becoming a public company will be an additional $25,000 for calendar year 2010 and that a similar amount of increased public company expenditures will be incurred for calendar year 2011.

Directors, Executive Officers, Promoters and Control Persons, page 30

10.
We note your revisions in response to prior comment 23.  Please tell us whether Mr. Smith currently holds any other directorships or has held any other directorships during the past five years.  Refer to Item 401(e)(2) of regulation S-K.

We have included the following additional disclosure in the referenced section:

Currently, Mr. Smith is a director of GreyHawk, Inc. and BB&T Service Corporation, both are wholly-owned subsidiaries of BB&T Corporation (NYSE:  BBT).  During the last five years, he was a director of Gotham Real Estate, Inc. and Bulova Watch, both are subsidiaries of Lowes Companies, Inc. (NYSE:  L) and DST Systems, Inc. (NYSE:  DST).  In addition, he is the owner of a Las Vegas CPA proprietorship.

11.
We note your response to prior comment 18 indicating that Ms. Christina Mabanta-Hazzard serves on an unpaid basis as your chief financial officer and is therefore not an employee.  Please discuss her level of experience with financial accounting and preparation of reports under the Exchange Act and include in an appropriate location of the prospectus, such as the business section, a discussion of the amount of time per week, on average, Ms. Mabanta-Hazzard expects to devote to the business in her capacity as chief financial officer.  In addition, it appears that risk factor disclosure addressing her competence or lack of experience in this area and her status as a non-employee may be warranted.  Please revise or advise.

We have included the following language in the business section of the prospectus:

Although Ms. Christina Mabanta-Hazzard, who serves as the Company’s Chief Financial Officer, is not an employee of the Company, she devotes 25% of her time per week to the business of the Company in her capacity as the Company’s Chief Financial Officer.

We have included the following risk factor in the risk factor section:

OUR EXECUTIVE OFFICERS AND DO NOT HAVE EXPERIENCE IN MANAGING A PUBLIC COMPANY

Neither of our executive officers have training or experience in managing and fulfilling the regulatory reporting obligations of a public company.  Thus, we will have to hire professionals to undertake these filing requirements, which will increase the overall cost of our operations.  Although Christina Mabanta-Hazzard will devote 25% of her week to her duties as the Chief Financial Officer, she is not an employee of the Company, and therefore she will be dependent on outside professionals to provide additional assistance to the Company.  Ms. Mabanta-Hazzard does not have a background in accounting.  Therefore, Ms. Mabanta-Hazzard has and will continue to consult with outside accountants to get advice and supervision in her duties as Chief Financial Officer.  Since taking on her responsibilities as Chief Financial Officer, she has affectively generated accounting data.

Ms. Mills-Apenteng
Securities and Exchange Commission
August 25, 2010

Part II

Signatures, page 38

12.
We refer to prior comment 29 and note that while you have added the signature of your principal financial officer, you have not identified the person signing in the capacity of controller or principal accounting officer.  Please revise your document accordingly.

We have revised Ms. Mabanta-Hazzard’s signature block to include her title as the principal accounting officer of the Company.

Sincerely,

HORWITZ & CRON, LP

/s/ Horwitz & Cron, LP